Exhibit 99.1

Disclaimer This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information contained in this presentation.

PROGRAM Welcoming Address 1 POSCO Group’s Business Strategy 2 for LiB Materials Q&A Session 3 Small Group Meeting 4

Project Agenda Welcoming Address Jungson Chon, Chief Strategy Officer, POSCO Holdings POSCO Group 2022 LiB Materials Business Value Day

POSCO Group as Present Necessary to advance towards Multi-Core growth structure from steel-based business structure Green Materials & Energy 1% Green Materials & Energy 1% Green Infrastructure 13% Green Infra. 123 tril. 9.8 tril. 47% Steel KRW KRW Steel 86% 52% FY2021 Revenue FY FY2021 Operating Profit (in aggregated based) POSCO Group 2022 LiB Materials Business Value Day

Direction of POSCO Group Stock price fluctuates in accordance with the steel market sentiment Stock price trend of POSCO Holdings 포스코홀딩스 주가 KOSPI 시가총액 POSCO Group 2022 LiB Materials Business Value Day

Direction of POSCO Group 포스코홀딩스 주가 KOSPI 시가총액 Expedite Multi-Core growth through developing new growth business as LiB materials POSCO Group 2022 LiB Materials Business Value Day

Vision and Key Businesses Set the vision and 7 key businesses that can contribute to the sustainability of future society Growth Vision The global business leader for sustainable future of mankind Goals Lead the Lead the Achieve Secure global Envision new mobility trend green energy trend carbon neutrality food resources future housing E&C Key Businesses Lithium/ Lithium/ LiB Materials Agri-Bio Hydrogen Steel Energy LiB Materials Infra. Nickel Nickel POSCO Group 2022 LiB Materials Business Value Day

Role of POSCO Holdings Set the growth strategy Pursue investments, Lead the Group’s as M&A R&D Strategy POSCO Group 2022 LiB Materials Business Value Day

Governance Structure Keep the value of subsidiaries’ value in line with shareholders’ value by withholding the governance structure led by POSCO Holdings 100% 63% 53% 60% 100% 82% 65% POSCO Newly POSCO POSCO POSCO POSCO POSCO POSCO Pilbara Lithium established International E&C Chemical Argentina HY Clean Metal Solutions company Listed Listed Unlisted Unlisted Unlisted Unlisted Unlisted Unlisted POSCO Group 2022 LiB Materials Business Value Day

Future of POSCO Group Build the balanced growth structure by 2030 Green Materials Green and Energy Materials and Energy Steel Steel Green Green Infrastructure Infrastructure Operating Profit Revenue (in aggregated basis) POSCO Group 2022 LiB Materials Business Value Day

POSCO Group’s Strategy for LiB Materials - Byeongog Yoo, SEVP Head of Green Materials and Energy, POSCO Holdings - Daehun Chung, SEVP Head of Energy Materials Business, POSCO Chemical - Kyungsub Lee, EVP Head of LiB Materials Business, POSCO Holdings POSCO Group 2022 LiB Materials Business Value Day

POSCO Past, Present, and Future Group’s of POSCO Group’s LiB Business Materials Business Strategy for LiB Materials Byeongog Yoo, SEVP Head of Green Materials and Energy, POSCO Holdings POCO Group 2022 LiB Materials Business Value Day POSCO Group 2022 LiB Materials Business Value Day

History of LiB Materials Business Next Core Business of POSCO Group, built on the preparation over a decade through contemplation ahead of our time • Completed the technology • Built POSCO ESM to extract lithium from brine and ore • Developed proprietary technology of lithium extraction • Acquired salt lake in Argentina • Started construction of 1 stage brine-based plant • Started anode materials business • Secured lithium ore in Australia • JV with GM in building cathode materials plant in N.America 2022 2010 2012 2018 2020 Present 2011 2014 2019 2021 • Started construction of 1 stage Ore-based plant • Selected as the supplier for • Integrated cathode and anode materials •Started cathode materials business under POSCO Chemical LG Chem and Samsung SDI POSCO Group 2022 LiB Materials Business Value Day

Progress of LiB Materials Business Built the only integrated supply system of cathode and anode materials in Korea, through preemptive technology development and facility investment Cathode materials Anode materials 7,680 31.0 30.7 29.8 Sales volume (thousand tons) Sales volume (thousand tons) Revenue (100 million KRW) Revenue (100 million KRW) 3,944 17.4 19.9 1,819 15.9 1,737 1,258 2.3 1.5 2.3 1,206 6.8 3.7 810 909 2.5 303 334 3.9 292 382 1.4 231 90 2015 2016 2017 2018 2019 2020 2021 2015 2016 2017 2018 2019 2020 2021 POSCO Group 2022 LiB Materials Business Value Day

Progress of LiB Materials Business The first company ever to build a full value chain for raw materials and materials for LiB Natural resources Raw Materials Intermediate materials Materials POSCO Holdings Lithium Salt Lake Cathode materials POSCO Chemical Lithium Lithium ore mine Precursor Nickel Nickel mine Natural graphite anode materials Graphite mine Flake graphite Spherical graphite Artificial graphite Battery Needle cokes Coal Tar anode materials Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

POSCO HOLDINGS POSCO CHEMICAL

Progress of LiB Materials Business

Vertically integrated the businesses of mining resources, raw materials, and materials under the group, led by POSCO Holdings


POSCO HOLDINGS
100%
82%
49%
100%
65%
60%
40%
100%
POSCO Argentina
POSCO-Pilbara Lithium Solution
Lithium
SNNC
Nicke
PLSC
POSCO HY Clean Metal
Recyclin
POSCO-Chemical
Cathode and anode materials
POSCO JK Solid Solution
Teratechnos
Next Generation Materials
60%
40%
60%
Zhejiang Posco-Huayou
Cathode Materials
Zhejiang Huayou-POSCO
precursor
PMCTECH
Needle cokes

With POSCO
POSCO Group 2022 LiB Materials Business Value Day

Direction of LiB Materials Business Build a business structure that actively leads the transition, not simply responding to change Sustainable profit - Create sustainable profit by securing demand in growth market and technology leadership LiB Materials Mutual growth with customers Business Stable growth value - Secure stable growth that can respond against - Solve customers’ claims and support economic blockade and geological risks their success through providing Total Solution POSCO Group 2022 LiB Materials Business Value Day

Strategy for LiB Materials Business Secure the winning position by increasing production of key products and expanding portfolio •Expand ore production by securing 300k additional spodumene Lithium tons • Increase capacity from existing salt lake, and acquire new salt lake Ore-based Recycling 220k •Increase investment on low carbon nickel JV on precursor Nickel tons •Secure nickel in line with JV on precursor Cathode 610k •Upgrade product by high-Ni NCM tons materials •Newly enter the NCA,LFP market •Globally expand to secure Anode 320k artificial graphite materials tons •Start building silicon anode materials business POSCO Group 2022 LiB Materials Business Value Day

Mid-term Target for LiB Materials Business Create irreplaceable value as green materials based company (Based on aggregated basis, excluding stake investment in mines) POSCO Group 2022 LiB Materials Business Value Day

POSCO Current Status and Group’s Strategy of Cathode and Business Anode Materials Strategy for LiB Materials Daehun Chung, SEVP Head of Energy Materials Business, POSCO Chemical POCO Group 2022 LiB Materials Business Value Day POSCO Group 2022 LiB Materials Business Value Day POSCO Group 2022 이차전지소재사업 Value Day

Value Chain of Cathode Materials Natural resources Raw Materials Intermediate materials Materials Lithium Salt Lake Cathode materials Lithium Lithium ore mine Precursor Nickel Nickel mine Natural graphite Graphite mine Flake graphite anode material Spherical graphite Battery Artificial graphite Coal Tar Needle cokes anode material Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

Status of Cathode Materials Business S.Korea Cathode materials in N.America Gumi Plant Zhejiang POSCO-Huayou/Huayou-POSCO Capacity : 5k tons (3k tons under construction, by 2024) Capacity : 30k tons under construction, Capacity : 9.6k tons Location of cathode materials R&D by 2024 th Center : Gumi 4 Industrial Complex Hangzhou, China Quebec, Canada Precursor No.2 Plant Gwangyang Plant Cathode No.2 Plant Precursor No.1 Plant Capacity : 30k tons (adding 60k tons in 2022) Becancour Location : Yulchon Industrial Complex, Cathode No.1 Plant Pohang Plant Gwangyang Capacity : 30k tons under construction, by 2023 Location : Yeongil Man Becancour Industrial Complex Industrial Complex, Pohang POSCO Group 2022 LiB Materials Business Value Day

Strategy for Cathode Materials Business Expand customer base product portfolio through stronger cooperation with major 3 domestic battery makers and gloabal automakers Diversify products Secure big global clients NCA 50k tons Increase cooperation with major 3 domestic battery makers LFP 30k tons - Stably supply high quality cathode materials - Expand cooperation as local supplier to High-Mn NCM N.America and Europe 50k tons 45k tons - Strengthen co-developing technology for next generation battery Win orders based on partnership with global automakers NCM(A) and up and coming battery makers 480k tons - Build mass production system of Ultium CAM, Canada and expand JV -Form local supply partnership with oversea 45k tons (2021) automakers and battery makers in N.America and Europe 610k tons (2030) POSCO Group 2022 LiB Materials Business Value Day

Mid/Long-term Target for Cathode Materials Business Rise as a global top player in cathode materials based on the Nickel-rich NCM (thousand tons) (trillion KRW) (trillion KRW) (Aggregated basis, Capacity year-end basis) POSCO Group 2022 LiB Materials Business Value Day

Value Chain of Anode Materials Keep the leading position by securing raw materials supply chain and portfolio Raw Materials Natural resources Intermediate materials Materials Lithium Salt Lake Cathode materials Lithium Lithium ore mine Precursor Nickel mine Nickel Natural graphite anode Flake graphite Spherical graphite Graphite mine material Battery Artificial graphite anode Coal Tar Needle cokes material Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

Status of Anode Materials (Artificial) Pohang Plant (Natural) Sejong No.1 Plant (Natural) Sejong No.2 Plant Capacity : 45k tons (natural graphite) Capacity : 8k tons under construction (artificial graphite) Capacity : 26.3k tons(natural graphite) Location of Anode Materials R&D Center: Location : Blue Valley National Industrial Complex, Pohang City Location : Jeonyi Industrial Complex, Sejong city High-Tech Industrial Estate, Sejong City Domestic sole provider of anode materials POSCO Group 2022 LiB Materials Business Value Day

Strategy for Anode Materials Become a Total Provider by securing raw materials supply-chain and expanding portfolio Diversify artificial graphite and silicon anode materials Build an eco-friendly raw materials value chain Natural Silicon anode Graphite Flake Graphite Spherical Graphite materials Artificial 150k tons 20k tons graphite 8k tons BRM, Tanzania Haida, China Artificial 35k tons/yr(2023) 10k tons/yr(2022) Natural Graphite 150k tons graphite Vietnam, Malaysia Renascor, Aus. 61k tons 10k tons/yr(2023) 40k tons/yr(2024) Australia/U.S.A. 20k tons/yr(2025) 60k tons (2021) 320k tons (2030) POSCO Group 2022 LiB Materials Business Value Day

Mid/Long-term Target for Anode Materials Business Secure a globally leading role through building a full line-up of products (thousand tons) (trillion KRW) (trillion KRW) (Aggregated basis, Capacity year-end basis) POSCO Group 2022 LiB Materials Business Value Day

POSCO POSCO Group’s Strategy Group’s under the Full Value Chain Business Strategy for LiB Materials Kyungsub Lee, EVP Head of LiB Materials Business, POSCO Holdings POCO Group 2022 LiB Materials Business Value Day POSCO Group 2022 LiB Materials Business Value Day POSCO Group 2022 이차전지소재사업 Value Day

Value Chain of Lithium business Pursue lithium business, key raw material for LiB Materials, by utilizing diverse resources Natural resources Raw Materials Materials Intermediate Materials Cathode materials Lithium Salt Lake Lithium Lithium ore mine Precursor Nickel Nickel mine Natural graphite Graphite mine Flake graphite Spherical graphite anode materials Battery Artificial graphite Coal Tar Needle cokes anode materials Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

사업히스토리 History of the business Lithium Brine Lithium Ore - 2010 : Started to develop lithium extraction technology in salt lake - Feb 2017 : Built Demo plant for ore-based downstream - 2015 : Completed the test on Pilot Plant operation - 2017/2018 : Started production and sales of Lithium Carbonate/Hydroxide - 2018 : Acquired salt lake in Argentina - 2018 : Stake investment in Pilbara and secured off-take volume of spodumene - 2020 : Completed the test on Demo Plant(2.5k tons) - 2021 : Started construction of the production plant (43k tons) - 2022 : Started construction on the production plant (50k tons) POSCO Group 2022 LiB Materials Business Value Day

Performance Result & Plan for Lithium Brine Acquired the salt lake and started the construction of brine-based production plant Brine-based production plant Salt lake in Argentina Company POSCO-Argentina (POSCO Holdings 100%) Company POSCO-Argentina (POSCO Holdings 100%) Location Hombre-Muerto salt lake, Catamarca Province, Location Hombre-Muerto salt lake, Argentina Salta/Catamarca Province, Argentina Capacity Lithium Hydroxide 50k tons/yr Reserve 13,517 thousand tons/LCE 2018 2022 2024 2028 Acquired the salt lake Started plant construction Complete capacity of 50k tons Build 120k tons of capacity POSCO Group 2022 LiB Materials Business Value Day

Performance Result for Lithium Ore Secured the spodumene and completed verifying the technology, started construction of ore-based lithium production plant Mine in Australia Ore-based lithium production plant POSCO Pilbara Lithium Solution Company Stake investment in Pilbara, Australia (2.76%) (P-Holdings 82%, Pilbara 18%) Location Procured off-take volume for spodumene(315k tons) Yulchon Industrial complex, Gwangyang Lithium Hydroxide 43k tons/yr Capacity Pilgan Mine Feb 2018 2021 2023 2028 Stake Acquisition Started plant construction Complete construction Build production for (43k tons) 150k tons of capacity POSCO Group 2022 LiB Materials Business Value Day

Strategy for Lithium Rise as one of the global top 3 players based on diversified resources and customized processing line Lithium Strategy POSCO Group 2022 LiB Materials Business Value Day

Mid/Long-term Target for Lithium Rise as one of the global top 3 players by completing 300 thousand tons of production and sales structure in 2030 (thousand tons) (trillion KRW) (trillion KRW) (Aggregated basis, Capacity year-end basis) POSCO Group 2022 LiB Materials Business Value Day

Value Chain of Nickel Business Natural resources Raw Materials Intermediate Materials Materials Lithium Salt Lake Cathode materials Lithium Lithium ore mine Precursor Nickel mine Nickel Natural graphite Flake graphite Spherical graphite Graphite mine anode materials Battery Artificial graphite Coal Tar Needle cokes anode materials Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

POSCO HOLDINGS POSCO CHEMICAL

History of the Business



Pyro-metallurgical Processing

- 2006 : Built mining/smelting JVs with a miner in New Caledonia
  *[Mining JV] NMC, [Smelting JV] SNNC
- 2008 : Construction completion of Ferronickel No.1 Plant (30k tons/yr)
- 2015 : Construction completion of Ferronickel No.2 plant (24k tons/yr)
- 2021 : Launched a Ferronickel → Battery-grade nickel converting project (20k tons/yr)
  *[Iron removal] Ferronickel→ Matte, [Refining] Matte→ Battery-grade nickel



Hydro-metallurgical Processing

- 2021 : Acquired stakes in RNO, Australia's nickel mining & processing company
  *Acquired a 30% equity interest in RNO (Ravensthorpe Nickel Operation)
  *Secured MHP off-take right (MHP 7.5 k-ton/yr)
- 2022 : Plan to launch a MHP refining project (currently under feasibility study)
  *MHP Off-take 7.5 k-ton + other long-term purchase 7.5 k-ton

With POSCO
POSCO Group 2022 LiB Materials Business Value Day

POSCO HOLDINGS POSCO CHEMICAL

Performance result of Pyro-metallurgical Processing

Move firsthand to produce high-purity nickel for EV battery by utilizing SNNC ferronickel

SNNC(Nickel Matte production) / POSCO(High-purity nickel production)


NEW CALEDONIA
Gwangyang
SOUTH KOREA


New Caledonia (NMC)
Dongho-bay(SNNC)
Dongho-bay(POSCO)
Ore
Preliminary reduction
Ore reduction
Ferronickel
Iron Removal
Ni Matte
Leaching
Solvent Extraction
Crystallization
Nickel Sulphate

July 2021	2022	2024
Investment in transition	Start building the refining process	Complete capacity of 20k tons

With POSCO
POSCO Group 2022 LiB Materials Business Value Day

Performance Result of Pyro-metallurgical Processing Expanded Nickel sulphate refining through stake investments in low-carbon nickel companies Secured stable sourcing of semi-product for Nickel(MHP) through RNO stake investment Gwangyang Australia South Korea Western Australia(RNO) Gwangyang Dongho-Bay (POSCO) Solvent Remove impurity HPAL MHP Leaching Crystallization Ni Sulphate Ore Precipitate Extraction 2021 2022 2023 2024 RNO stake investment Investment in Start construction Complete refining process 15k tons of capacity POSCO Group 2022 LiB Materials Business Value Day

Strategy for Nickel Business Strengthen competitiveness by procuring low carbon-based nickel, building global production base, and expanding strategic partnerships - Low carbon smelting technology - Low carbon smelting technology - In line with Ex-coal power generation POSCO Group 2022 LiB Materials Business Value Day

Mid/Long-term Target for Nickel Become an eco-friendly produced high-grade nickel maker by 2030 (thousand tons) (trillion KRW) (trillion KRW) (Aggregated basis, Capacity year-end basis) POSCO Group 2022 LiB Materials Business Value Day

Value Chain for Recycling Process Natural resources Raw Materials Intermediate Materials Materials Lithium Salt Lake Cathode materials Lithium Lithium ore mine Precursor Nickel mine Nickel Natural graphite Spherical graphite Flake graphite Graphite mine anode materials Battery Artificial graphite Coal Tar Needle cokes anode materials Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

History of the Business (Battery-grade Lithium, Nickel, Cobalt) Downstream (Black Mass) Upstream - Dec 2020 : Invested in LiB recycling business - May 2020 : Procured scrap from major battery-makers in Europe - May 2021 : Established POSCO HY Clean Metal, JV with Huayou, China - Dec 2020 : Invested in producing Black Mass (Poland) - Aug 2021 : Started construction (Ni 2.5k/ Li 2.5k/ Co 0.8k tons) - May 2021 : Start construction (8k tons/yr, sufficient enough to supply 60k units of EV) - July 2022: Scheduled for completion - Nov 2022 : Scheduled for completion POSCO Group 2022 LiB Materials Business Value Day

Strategy for Recycling Business Recycling business as the eco-friendly raw materials business, preparing for the future demand Create a virtuous cycle prior to the growth Build recycling hubs, near global growth markets of EV and ESS of used car battery market (thousand tons) Volume of Used car battery 1,881 1,626 Volume of battery scrap HUB(Finland) 594 ’29 HUB (Poland) 347 HUB(Canada) 167 248 HUB 253 (Tennessee) HUB HUB (Gwangyang) 92 (California) 19 39 2021 2022 2023 2025 2030 - Mandatory to reuse raw materials on battery in EU : Nickel 4%, Lithium 4% (2030) Nickel 12%, Lithium 10% (2035) POSCO Group 2022 LiB Materials Business Value Day

Strategy for Recycling Business Preemptively create a virtuous cycle of resources and green recycling ecosystem Closed loop Streamline supply chain for raw materials Stabilize production process and Recycling secure proprietary technology Business - Stabilize mass production based on pyro-metallurgy - Develop eco-friendly hydro-metallurgical technology Build a global hub cooperating with battery-makers - N.America, Europe POSCO Group 2022 LiB Materials Business Value Day

Value Chain of Next Generation Battery Materials Natural resources Raw Materials Intermediate Materials Materials Cathode materials Lithium Salt Lake Lithium Lithium ore mine Precursor Nickel Nickel mine Natural graphite Graphite mine Flake graphite anode materials Spherical graphite Battery Artificial graphite Coal Tar Needle cokes anode materials 실리콘 음극재 Silicon anode materials Next generation battery materials Recycling POSCO Group 2022 LiB Materials Business Value Day

Outline of Next Generation Battery Materials Prepare ahead of time for solid-state battery, the representative post LiB Business outlook for the new type of battery Roadmap for the next generation battery * Solid-state battery CAGR 24% Solid-state LiB Hybrid Solid-state LiB battery Cathode M/S 6% M/S 25% Cathode Cathode Materials (Ni >90%) materials materials (Ni > 60%) (Ni > 80%) Solid Electrolyte Liquid electrolyte Solid+Liquid Electrolyte Seperator (Gel-type) Anode Anode materials Anode materials (Graphite,Si, materials (Si, Li-Metal) (Graphite) Li-Metal) 2025 2030 2040 Safety Fast charging Long-lasting High capacity POSCO Group 2022 LiB Materials Business Value Day

Key Activities of Next Generation Battery Materials Business Move in advance to form portfolio with next generation materials through external cooperation and in-house R&D Launched POSCO JK Solid Solution, Key Materials Business JV with domestic No.1 solid electrolyte maker (Mar 2022) Solid-state Cathode materials Battery (Maintain) Solid Electrolyte (JV with company with Electrolyte technology) Si-C Anode materials (Self-development) SiOx (JV with company with technology) Li-Metal (Self-development) Location - Yangsan, Gyeongnam Capacity – 24 ton, 2023 → 240 ton, 2027 Active co-working with → 7,200 tons, 2030 battery makers 40% held by POSCO Holdings POSCO Group 2022 LiB Materials Business Value Day

Key Activities of Next Generation Battery Materials Business Move in advance to form portfolio with next generation materials through external cooperation and in-house R&D Merged Teratechnos, a company Key Materials Business holding SiOx anode material technology (Jul 22) Solid-state Cathode materials Battery (Maintain) Solid Electrolyte (JV with company with Electrolyte technology) Si-C Anode materials (Self-development) SiOx (JV with company with technology) Li-Metal (Self-development) Location - Sejong Capacity – 100 tons, 2022→ 500 tons, 2025 Active co-working with → 12,000 tons, 2030 battery makers 100% owned by POSCO Holdings POSCO Group 2022 LiB Materials Business Value Day

Key Activities of Next Generation Battery Materials Business Move in advance to form portfolio with next generation materials through external cooperation and in-house R&D Key Materials Business Acquired stakes of Prologium, solid-state battery maker (May 22) Solid-state Cathode materials Battery (Maintain) Solid Electrolyte (JV with company with Electrolyte technology) Si-C Anode materials (Self-development) SiOx (JV with company with technology) Li-Metal (Self-development) Location - Taiwan Produce Hybrid type solid state battery Active co-working with 2.1% held by POSCO Holdings battery makers POSCO Group 2022 LiB Materials Business Value Day

Strategy for Next Generation Battery Materials Prepare for the Post LiB stage by securing the related technologies Develop proprietary Build the business through Lock-in customers with technologies for the M&A with companies co-developed technologies next generation battery with the technology - Li-metal, pure Si, Si-C, Li₂S POSCO Group 2022 LiB Materials Business Value Day

POSCO Group 2022 LiB Materials Business Value Day